SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. _________)1

INSILICON CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45769H108

(CUSIP Number)

Aart J. De Geus
Chief Executive Officer
Synopsys, Inc.
700 East Middlefield Road
Mountain View, CA 94043
(650) 584-5000

Copy to:
Aaron J. Alter, Esq.
Steve L. Camahort, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304
(650) 493-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices)

July 23, 2002

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45769H108	13D	Page 1 of 1

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Synopsys, Inc. 561546236

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

	7.	SOLE VOTING POWER None
NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 10,790,265
EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 10,790,265

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,790,265

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.5%

14.	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.    Security and Issuer.

The class of equity securities to which this statement on Schedule 13D (this “Statement”) relates is the Common Stock, par value $0.001 per share, of inSilicon Corporation, a Delaware corporation (the “Issuer”). The name of the Issuer and the address of its principal executive offices are as follows:

inSilicon Corporation
411 East Plumeria Drive
San Jose, California 95134.

Item 2.    Identity and Background.

This Statement is being filed by Synopsys, Inc. (“Synopsys”). Synopsys is a corporation organized under the laws of the State of Delaware, and the address of its principal offices and its principal business is 700 East Middlefield Road, Mountain View, California 94043. Synopsys’ principal business is the creation of electronic design automation (EDA) tools for the global electronics market.

Set forth on Schedule A hereto, which is incorporated herein by reference, is the (i) name, business address, (ii) present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, and (iii) citizenship, of each of the directors and executive officers of Synopsys as of the date hereof.

During the last five years, neither Synopsys nor, to the knowledge of Synopsys, any person set forth on Schedule A hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither Synopsys nor, to the knowledge of Synopsys, any person set forth on Schedule A hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

As more fully described under Item 4 of this Statement, Synopsys is filing this Statement to report its beneficial ownership of shares of Common Stock of the Issuer with respect to which Synopsys may be deemed to have acquired beneficial ownership by virtue of entering into Tender and Voting Agreements with certain stockholders of the Issuer. Synopsys did not pay any consideration to such stockholders in connection with the execution and delivery of the Tender and Voting Agreements described under Item 4 of this Statement.

Item 4.    Purpose of Transaction.

(a)  The Merger Agreement.    On July 23, 2002, Synopsys, Ferrite Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Synopsys (the “Purchaser”), and Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), a copy of which is attached hereto as Exhibit 2(a) and incorporated herein by reference. Upon the terms and subject to the conditions set forth in the Merger Agreement, the Purchaser will make a cash tender offer (the “Offer”) to purchase all of the outstanding shares of Common Stock, par value $0.001 per share, of the Issuer (“Issuer Common Stock”) at a price of $4.05 per share (the “Offer Price”), net to the holders thereof in cash. Following the Offer and the satisfaction or waiver of the conditions to the Merger set forth in the Merger Agreement, (i) the Purchaser will be merged with and into the Issuer (the “Merger”), (ii) the Issuer will be the surviving corporation and the separate corporate existence of the Purchaser will cease, (iii) each share of Issuer Common Stock that is not tendered and accepted pursuant to the Offer (other than shares of Issuer Common Stock owned by Synopsys, the Purchaser, or the Issuer, or by any direct or indirect wholly-owned subsidiary of Synopsys, or by those stockholders of Issuer, if any, who are entitled to and who properly exercise appraisal rights under Delaware law) will be cancelled and converted into the right to receive cash in an amount equal to the Offer Price, and (iv) each share of common stock of the Purchaser that is issued and outstanding immediately prior to the Merger will be converted into one share of common stock of the Issuer, which shares will constitute all of the issued and outstanding shares of capital stock of the Issuer following the Merger. The Offer, the Merger, and the other actions contemplated by the Merger Agreement are subject to certain conditions set forth in the Merger Agreement. The purpose of the Offer and the Merger is to enable Synopsys to acquire control of the Issuer by acquiring all of the outstanding shares of Issuer Common Stock.

The Tender and Voting Agreements.    Concurrently with the execution and delivery of the Merger Agreement, and as a condition and inducement to the willingness of Synopsys and the Purchaser to enter into the Merger Agreement, each of the directors and executive officers of the Issuer (the “Issuer Directors and Officers”), and the Issuer’s majority stockholder, Phoenix Technologies Ltd. (“Phoenix” and together with the Issuer Directors and Officers, the “Principal Stockholders”), in their capacity as stockholders of the Issuer, entered into a Tender and Voting Agreement (collectively, the “Tender and Voting Agreements”) with Synopsys, copies of which are attached hereto as Exhibits 3(a) and 3(b), respectively, and incorporated herein by reference. Pursuant to the Tender and Voting Agreements and as more fully described therein, the Principal Stockholders, among other things, (i) agreed to tender all of their shares of Issuer Common Stock (the “Subject Shares”) into the Offer, (ii) agreed to vote any of their Subject Shares not tendered into the Offer (A) in favor of the adoption of the Merger Agreement, and in favor of each of the other actions contemplated by the Merger Agreement; (B) against approval of any proposal made in opposition to, or in competition with, consummation of the Offer, the Merger or any other transactions contemplated by the Merger Agreement; and (C) against any of the following actions (other than those actions that relate to the Offer, the Merger and any other transactions contemplated by the Merger Agreement): (1) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of Issuer or any subsidiary of Issuer with any party, (2) any sale, lease or transfer of any significant part of the assets of Issuer or any subsidiary of Issuer, (3) any reorganization, recapitalization, dissolution, liquidation or winding up of Issuer or any subsidiary of Issuer, (4) any material change in the capitalization of Issuer or any subsidiary of Issuer, or the corporate structure of Issuer or any subsidiary of Issuer, or (5) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Offer, the Merger or any other transactions contemplated by the Merger Agreement, (iii) granted Synopsys an irrevocable proxy to vote all of their Subject Shares not tendered into the Offer as contemplated by clause (ii) of this paragraph, and (iv) subject their shares of Issuer Common Stock to certain restrictions on the transfer thereof. Synopsys did not pay any additional consideration to the Principal Stockholders in connection with the execution and delivery of the Tender and Voting Agreements. The purpose of the Tender and Voting Agreements is to enable Synopsys, the Purchaser and the Issuer to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

The Tender and Voting Agreements terminate upon the earlier to occur of: (i) such date and time as the Merger Agreement shall have been terminated pursuant to Article VIII thereof, (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, or (iii) such date and time as any amendment or change to the Merger Agreement is effected without the consent of the Principal Stockholder that is a party thereto that (A) decreases the Offer Price, (B) extends the Termination Date (other than an extension of the Termination Date pursuant to the first proviso of Section 8.1(b) of the Merger Agreement), or (C) materially adversely affects the Stockholder (in the case of Phoenix) or adversely affects the Principal Stockholder that is party thereto in a manner that is not approved by the Issuer pursuant to the terms of the Merger Agreement (in the case of the Issuer Directors and Officers).

As a result of entering into the Tender and Voting Agreements and accepting the proxies granted thereunder, as of July 23, 2002, Synopsys may be deemed to have acquired beneficial ownership of an aggregate of 10,790,265 shares of Issuer Common Stock that were either owned by or issuable within 60 days of July 23, 2002 upon the exercise of options that were owned by the Principal Stockholders. Such shares of Issuer Common Stock represented approximately 69.5% of the outstanding shares of Issuer Common Stock that were deemed to be outstanding as of July 19, 2002 for purposes of calculating the beneficial ownership of Synopsys under Section 13(d) of the Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder. In addition, as certain options that are held by the Issuer Directors and Officers vest and become exercisable over time, Synopsys may be deemed to acquire beneficial ownership of additional shares of Issuer Common Stock that become issuable upon the exercise of such options. In the event that the options held by the Issuer Directors and Officers vest and become exercisable in full at any time during which the Tender and Voting Agreements remain in effect, Synopsys could be deemed to have acquired beneficial ownership of an aggregate of 11,132,050 shares of Issuer Common Stock, representing approximately 70.2% of the outstanding shares of Issuer Common Stock that would then be deemed to be outstanding for purposes of calculating the beneficial ownership of Synopsys under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder.

Synopsys is not entitled to any rights as a stockholder of the Issuer in respect of the shares of Issuer Common Stock subject to the Tender and Voting Agreements, and therefore, Synopsys disclaims beneficial ownership of such shares of Issuer Common Stock.

The references to and descriptions of the Merger Agreement and the Tender and Voting Agreements contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits (2)(a), (3)(a), and (3)(b), respectively, and are incorporated herein by reference in their entirety.

(b)  See the description set forth under Item 4(a) of this Statement, which is incorporated herein by reference.

(c)  Not applicable.

(d)  Pursuant to the terms of the Merger Agreement, upon the initial acceptance for payment by the Purchaser of shares of Issuer Common Stock pursuant to the Offer, Synopsys is entitled to designate up to such number of directors on the Board of Directors of the Issuer equal to the product (rounded up to the next whole number) obtained by multiplying (x) the number of directors on the Board of Directors of the Issuer (giving effect to any increase in the number of directors provided for by the Merger Agreement), and (y) a fraction, the numerator of which is the number of shares of Issuer Common Stock held by Synopsys and the Purchaser (giving effect to the shares of Issuer Common Stock purchased pursuant to the Offer), and the denominator of which is the total number of then outstanding shares of Issuer Common Stock. Pursuant to the terms of the Merger Agreement, promptly following a request by Synopsys, the Issuer has agreed to take all action necessary to cause the individuals so designated by Synopsys to be elected or appointed to the Board of Directors of the Issuer, including (at the election of Synopsys) either by increasing the size of the Board of Directors of Synopsys or by seeking and accepting or otherwise securing the resignations of such number of then incumbent directors as is necessary to enable the individuals so designated by Synopsys to be elected or appointed to the Board of Directors of Synopsys.

Pursuant to the terms of the Merger Agreement, upon consummation of the Merger, (i) the directors of the Issuer will be the directors of the Purchaser immediately prior to the Merger, until their respective successors are duly elected or appointed and qualified, and (ii) the officers of the Issuer will be the officers of the Purchaser immediately prior to the Merger, until their respective successors are duly appointed.

(e)  Other than as a result of the transactions contemplated by the Merger Agreement and the Tender and Voting Agreements, as more fully described under Item 4(a) of this Statement, not applicable.

(f)  Following completion of the Offer and the Merger, Synopsys intends to integrate the Issuer’s business and operations with those of Synopsys under the direction of Synopsys’ management.

(g)  Upon consummation of the Merger, and subject to the terms of the Merger Agreement, the Certificate of Incorporation of the Issuer will be amended and restated in its entirety to read identically to the Certificate of Incorporation of the Purchaser, as in effect immediately prior to Merger, and such amended and restated Certificate of Incorporation will become the Certificate of Incorporation of the Issuer until thereafter amended in accordance with the applicable provisions of Delaware Law and such Certificate of Incorporation. Notwithstanding the foregoing, upon the consummation of the Merger, the Certificate of Incorporation of the Issuer will be amended so that the name of the Issuer shall be “inSilicon Corporation.”

Upon consummation of the Merger, and subject to the terms of the Merger Agreement, the Bylaws of the Purchaser, as in effect immediately prior to the Merger, will become the Bylaws of the Issuer until thereafter amended in accordance with the applicable provisions of Delaware Law, the Certificate of Incorporation of the Issuer and such Bylaws.

(h)  The Issuer’s stock will be delisted from the Nasdaq Stock Market upon the consummation of the Merger or shortly thereafter.

(i)  If the Merger is consummated as planned, the Issuer Common Stock will become eligible for termination pursuant to Section 12(g)(4) of the Exchange Act.

(j)  Other than as described in this Item 4, Synopsys currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)–(i) of Schedule 13D. However, Synopsys intends to continue to review the Issuer and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel, and to further consider, subject to the terms of the Merger Agreement, whether any changes would be desirable in light of the circumstances then existing, and reserves the right to take such actions or effect such changes as it deems desirable.

Item 5.    Interest in Securities of the Issuer.

(a)  See the description set forth under Item 4(a) of this Statement, which is incorporated herein by reference.

(b)  Synopsys may be deemed to share with the signatories of the Tender and Voting Agreements the power to vote the shares of Issuer Common Stock subject thereto solely with respect to those matters described in Item 4 of this Statement and in the Tender and Voting Agreements, which are incorporated herein by reference.

Synopsys may be deemed to share with the signatories of the Tender and Voting Agreements the power to dispose of the shares of Issuer Common Stock subject thereto solely to the extent that the Tender and Voting Agreements restrict the ability of the Principal Stockholders to transfer the shares of Issuer Common Stock subject thereto, as more fully described in Item 4 of this Statement and in the Tender and Voting Agreements, which are incorporated herein by reference.

However, Synopsys is not entitled to any rights as a stockholder of the Issuer in respect of the shares of Issuer Common Stock subject to the Tender and Voting Agreements, and therefore, Synopsys disclaims beneficial ownership of such shares of Issuer Common Stock.

To the knowledge of Synopsys, none of the persons set forth on Schedule A hereto beneficially own any shares of Issuer Common Stock.

(c)  To the knowledge of Synopsys, no transactions in shares of Issuer Common Stock have been effected during the past 60 days by either Synopsys or any person set forth on Schedule A hereto.

(d)  To the knowledge of Synopsys, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Issuer Common Stock.

(e)  Not applicable.

Item 6.    Contracts, Arrangements, Understanding or Relationships with Respect to Securities of Issuer.

Other than as described under Item 4 of this Statement, to the knowledge of Synopsys, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Synopsys and any person set forth on Schedule A hereto, and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits.

(2)(a) —
Agreement and Plan of Merger, dated as of July 23, 2002, by and among Synopsys, Inc., a Delaware corporation, Ferrite Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Synopsys, Inc., and inSilicon Corporation, a Delaware corporation.

(3)(a) —	Tender and Voting Agreement, dated as of July 23, 2002, by and between Synopsys, Inc., a Delaware corporation, and Phoenix Technologies Ltd.

(3)(b) —
Form of Tender and Voting Agreement entered into by Synopsys, Inc., a Delaware corporation, and each director and executive officer of inSilicon Corporation, a Delaware corporation, (together with an introductory table showing the number of shares of inSilicon Corporation Common Stock beneficially owned by each such director and executive officer).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 31, 2002

SYNOPSYS, INC.

By:	/s/ STEVEN K. SHEVICK
	Name: Title:	Steven K. Shevick Vice President, Investor Relations and Legal, General Counsel and Corporate Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF SYNOPSYS, INC.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship, of each of the directors and executive officers of Synopsys are set forth below. The business address of each such director or executive officer is Synopsys, Inc., 700 East Middlefield Road, Mountain View, CA 94043. Except as indicated below, all directors and officers listed below are citizens of the United States.

Name and Position with Synopsys	Present Principal Occupation or Employment and Employment History
Aart J. de Geus, Chairman and Chief Executive Officer
Dr. Aart J. de Geus co-founded Synopsys and currently serves as Chief Executive Officer and Chairman of the Board of Directors. Since the inception of Synopsys in December 1986, he has held a variety of positions including Senior Vice President of Engineering and Senior Vice President of Marketing. From 1986 to 1992, Dr. de Geus served as Chairman of the Board. He served as President from 1992 to 1998. Dr. de Geus has served as Chief Executive Officer since January 1994 and has held the additional title of Chairman of the Board since February 1998. He has served as a Director since 1986. From 1982 to 1986, Dr. de Geus was employed by General Electric Corporation, where he was the Manager of the Advanced Computer-Aided Engineering Group. Dr. de Geus holds an M.S.E.E. from the Swiss Federal Institute of Technology in Lausanne, Switzerland and a Ph.D. in electrical engineering from Southern Methodist University.

Chi-Foon Chan, President, Chief Operating Officer and Director
Dr. Chi-Foon Chan joined Synopsys as Vice President of Application Engineering & Services in May 1990. Since April 1997 he has served as Chief Operating Officer and since February 1998 he has held the additional title of President. Dr. Chan also became a Director of the Company in February 1998. From September 1996 to February 1998 he served as Executive Vice President, Office of the President. From February 1994 until April 1997 he served as Senior Vice President, Design Tools Group and from October 1996 until April 1997 as Acting Senior Vice President, Design Reuse Group. Additionally, he has held the titles of Vice President, Engineering and General Manager, DesignWare Operations and Senior Vice President, Worldwide Field Organization. From March 1987 to May 1990, Dr. Chan was employed by NEC Electronics, where his last position was General Manager, Microprocessor Division. From 1977 to 1987, Dr. Chan held a number of senior engineering positions at Intel Corporation. Dr. Chan holds an M.S. and Ph.D. in computer engineering from Case Western Reserve University.

Vicki L. Andrews, Senior Vice President, Worldwide Sales
Vicki L. Andrews joined Synopsys in May 1993 and currently serves as Senior Vice President, Worldwide Sales. Before holding that position, she served in a number of senior sales roles at Synopsys, including Vice President, Global and Strategic Sales, Vice President, North America Sales and Director, Western United States Sales. She has more than 18 years of experience in the EDA industry. Ms. Andrews holds a B.S. in biology and chemistry from the University of Miami.

Name and Position with Synopsys	Present Principal Occupation or Employment and Employment History
Robert B. Henske, Senior Vice President, Finance and Operations and Chief Financial Officer
Robert B. “Brad” Henske joined Synopsys in May 2000 and currently serves as Senior Vice President and Chief Financial Officer. Mr. Henske joined Synopsys from Oak Hill Capital Management, a Robert M. Bass Group private equity investment firm where he was a partner from January 1997 to April 2000. Additionally, Mr. Henske was Executive Vice President and Chief Financial Officer, and a member of the board of directors of American Savings Bank, F.A., a Bass portfolio company, from January 1996 to December 1996. Prior to that, he was a business strategy and financial consultant for Bain & Company from September 1988 to December 1995, where he last held the position of Vice President. Mr. Henske received an MBA in finance and strategic management from The Wharton School, University of Pennsylvania. He has served on the board of directors for several companies, including Grove Worldwide, L.L.C., Williams Scotsman, Inc., Reliant Building Products, Inc. and American Savings Bank, F.A.

Steven K. Shevick, Vice President, Investor Relations and Legal, General Counsel and Corporate Secretary
Steven K. Shevick joined Synopsys in July 1995 and currently serves as Vice President, Investor Relations and Legal, General Counsel and Corporate Secretary. From July 1995 to March 1998 he served as Deputy General Counsel and Assistant Corporate Secretary. In March 1998 he was appointed Vice President, Legal and General Counsel. In October 1999, Mr. Shevick gained the additional title of Vice President of Investor Relations and was appointed Corporate Secretary. Prior to joining Synopsys, Mr. Shevick was a lawyer in the New York, Hong Kong and Washington, D.C. offices of Cleary, Gottlieb, Steen & Hamilton, where his practice focused on international securities transactions, mergers and acquisitions and technology licensing. Mr. Shevick holds an A.B. from Harvard College and a J.D. from Georgetown University Law Center.

Andy D. Bryant, Director
Andy D. Bryant has been a Director of Synopsys since January 1999 and currently serves as Executive Vice President and Chief Financial and Enterprise Services Officer of Intel Corporation, with responsibility for financial operations, human resources, information technology and e-business functions and activities worldwide. Mr. Bryant joined Intel in 1981 as Controller for the Commercial Memory Systems Operation and in 1983 became Systems Group Controller. In 1987 he was promoted to Director of Finance for the corporation and was appointed Vice President and Director of Finance of the Intel Products Group in 1990. Mr. Bryant became CFO in February of 1994 and was promoted to Senior Vice President in January 1999. Mr. Bryant expanded his role to Chief Financial and Enterprise Services Officer in December 1999. He was promoted to Executive Vice President in January 2001. Prior to joining Intel, he held positions in finance at Ford Motor Company and Chrysler Corporation. Mr. Bryant holds a B.A. in economics from the University of Missouri and an M.B.A. in finance from the University of Kansas. Mr. Bryant is a director of Convera Corporation, a provider of content management solutions.

Name and Position with Synopsys	Present Principal Occupation or Employment and Employment History
Deborah A. Coleman, Director
Deborah A. Coleman has been a Director of Synopsys since November 1995. Ms. Coleman is co-founder and currently General Partner of SmartForest Ventures in Portland, Oregon. Ms. Coleman was Chairman of the Board of Merix Corporation, a manufacturer of printed circuit boards, from May 1994, when it was spun off from Tektronix, Inc., until September 2001. She also served as Chief Executive Officer of Merix from May 1994 to September 1999 and as President from March 1997 to September 1999. Ms. Coleman joined Merix from Tektronix, a diversified electronics corporation, where she served as Vice President of Materials Operations, responsible for worldwide procurement, distribution, component engineering and component manufacturing operation. Prior to joining Tektronix in November 1992, Ms. Coleman was with Apple Computer, Inc. for eleven years, where she held several executive positions, including Chief Financial Officer, Chief Information Officer and Vice President of Operations. She is a Director of Applied Materials, Inc., a manufacturer of semiconductor fabrication equipment.

Bruce R. Chizen, Director
Bruce R. Chizen has been a Director of Synopsys since April 2001. Mr. Chizen has served as President of Adobe Systems Incorporated, a provider of graphic design, publishing, and imaging software for Web and print production, since April 2000 and as Chief Executive Officer since December 2000. He joined Adobe Systems in August 1994 as Vice President and General Manager, Consumer Products Division and in December 1997 became Senior Vice President and General Manager, Graphics Products Division. In August 1998 Mr. Chizen was promoted to Executive Vice President, Products and Marketing. From November 1992 to February 1994 he was Vice President and General Manager, Claris Clear Choice for Claris Corp., a wholly-owned subsidiary of Apple Computer. He is a Director of Adobe Systems Incorporated and Viewpoint Corporation, a provider of advanced 3D product visualization and marketing solutions.

A. Richard Newton, Director
Dr. A. Richard Newton has been a Director of Synopsys since January 1995. Previously, Dr. Newton was a Director of Synopsys from January 1987 to June 1991. Dr. Newton has been a Professor of Electrical Engineering and Computer Sciences at the University of California at Berkeley since 1979 and is currently Dean of the College of Engineering. From July 1999 to June 2000, Dr. Newton was Chair of the Electrical Engineering and Computer Sciences Department. Since 1988 Dr. Newton has acted as a Venture Partner with Mayfield Fund, a venture capital partnership, and has contributed to the evaluation and development of over two dozen new companies. From November 1994 to July 1995 he was acting President and Chief Executive Officer of Silicon Light Machines, a private company which has developed display systems based on the application of micromachined silicon light-valves. Dr. Newton is also a Director of Simplex Solutions, Inc., which provides software and services for integrated circuit design and verification.

Name and Position with Synopsys	Present Principal Occupation or Employment and Employment History
Sasson Somekh, Director
Dr. Sasson Somekh has been a Director of Synopsys since January 1999. He is Executive Vice President of Applied Materials, Inc., a manufacturer of semiconductor fabrication equipment. From December 1993 to November 2000, Dr. Somekh served as Senior Vice President. Dr. Somekh served as Group Vice President from 1990 to 1993. Prior to that, he was a divisional Vice President. Dr. Somekh joined Applied Materials in 1980 as a Project Manager.

Steven C. Walske, Director
Steven C. Walske has been a Director of Synopsys since December 1991. Mr. Walske has been Chief Business Strategist of Parametric Technology Corporation, a supplier of software products for mechanical computer aided engineering, since June 2000 and served as Chairman, Chief Executive Officer and a Director from August 1994 until June 2000. From December 1986 to August 1994 Mr. Walske served as President and Chief Executive Officer of that company.

EXHIBIT INDEX

Exhibit No.	Description
(2)(a)
Agreement and Plan of Merger, dated as of July 23, 2002, by and among Synopsys, Inc., a Delaware corporation, Ferrite Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Synopsys, Inc., and inSilicon Corporation, a Delaware corporation.

(3)(a)	Tender and Voting Agreement, dated as of July 23, 2002, between Synopsys, Inc., a Delaware corporation, and Phoenix Technologies Ltd.

(3)(b)
Form of Tender and Voting Agreement entered into by Synopsys, Inc., a Delaware corporation, and each director and executive officer of inSilicon Corporation, a Delaware corporation (together with an introductory table showing the number of shares of inSilicon Corporation Common Stock beneficially owned by each such director and executive officer).